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For Immediate Release: Contact: George Maldonado
                                                             Director of Proxy Voting Services
                                                             (914) 921-7733

                                                             For further information please visit
                                                             www.gabelli.com

GAMCO Commends Superior's Implementing Changes

GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), commented on the announcement by Superior Industries International, Inc. ("Superior" or the "Company") (NYSE: SUP) of its preliminary financial results for the first quarter of 2016.

GAMCO is pleased that its continued drive for improvement at the Company appears to have bolstered Superior's management focus on internal operations. GAMCO believes its focus on capital allocation at the Company, beginning with the 2013 proxy contest, has been the catalyst for changes at Superior, including the hiring of Don Stebbins as CEO. GAMCO continues to firmly believe that the Company's Board of Directors (the "Board") should concentrate on allocation of capital from internal operations and not "inorganic" growth.

GAMCO has led a multi-year campaign to improve the Board composition and operational efficiency at Superior and would like to thank Superior's stockholders for their support during its proxy contest. GAMCO would also like to thank its nominees, Matthew Goldfarb, F. Jack Liebau, Jr. and Ryan J. Morris. GAMCO, on behalf of its clients, will continue to rigorously monitor Superior and its Board.

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC).

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. In particular, these include statements relating to future actions, future performance and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe.

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